Filed by F.N.B. Corporation

(SEC Registration Statement No. 333-186159)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Annapolis Bancorp, Inc.

On February 27, 2013, Vincent J. Delie, Jr., President and Chief Executive Officer of F.N.B. Corporation, presented at the 2013 Keefe, Bruyette and Woods Boston Bank Conference, a replay of which was made available on F.N.B. Corporation’s website. A transcript of the portions of the presentation which relate to the pending mergers between F.N.B. Corporation and Annapolis Bancorp, Inc. and PVF Capital Corp, respectively, is included in this filing.

Cautionary Statements Regarding Forward-Looking Information

This communication contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contain F.N.B.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in F.N.B.’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions for each merger, including approval by the shareholders of Annapolis Bancorp and/or PVF Capital, on the expected terms and schedule; delay in closing either merger; difficulties experienced by F.N.B. in expanding into a new market area, including retention of key personnel; difficulties and delays in integrating the F.N.B., Annapolis Bancorp and PVF Capital businesses or fully realizing cost savings and other benefits; business disruption following the mergers; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Information About the Pending Mergers

Merger of Annapolis Bancorp with F.N.B.

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In connection with the proposed merger of Annapolis Bancorp with F.N.B., F.N.B. has filed a Registration Statement on Form S-4 (Registration No. 333-186159) with the SEC, which includes a proxy statement of Annapolis Bancorp and a prospectus of F.N.B.

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STOCKHOLDERS OF ANNAPOLIS BANCORP, INC. ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

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F.N.B., Annapolis Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Annapolis Bancorp in connection with the proposed merger. A description of the interests of those directors and officers in the merger is included in the proxy statement/prospectus.

Merger of PVF Capital with F.N.B.

•	F.N.B. and PVF Capital will file a proxy statement/prospectus and other relevant documents with the SEC in connection with their pending merger.

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SHAREHOLDERS OF PVF CAPITAL CORP. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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F.N.B., PVF Capital and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of PVF Capital in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe any interest in the merger that those directors and officers may have.

How to Obtain Additional Information About the Pending Mergers

Free copies of the documents referred to above may be obtained, free of charge, at the SEC’s website at ww.sec.gov, or by contacting the persons below:

•	For documents filed by F.N.B. – James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone (724) 983-3317

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For documents filed by Annapolis Bancorp – Edward J. Schneider, Treasurer and Chief Financial Officer, Annapolis Bancorp, Inc., 1000 Bestgate Road, Suite 400, Annapolis, MD 21401, telephone (410) 224-4455

•	For documents filed by PVF Capital – Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone (440) 248-7171

Vincent J. Delie, Jr. - F.N.B. Corporation, President and Chief Executive Officer:

So as you can see, we’re very well positioned in our markets. F.N.B. is the fourth largest PA-based bank and the 54th largest US bank or thrift when we take into account our pending acquisitions. Our market share across all the counties that we operate in currently before the acquisition is number three in terms of deposit share. So across the entire spectrum of counties that we compete in, we’re number three behind PNC and RBS Citizens Bank.

As you look at the company, as we continue to expand, and we expand into the Cleveland market and into the Baltimore market through the Annapolis acquisition, you know, our market share position drops to number five because we’re going into those two markets in a much smaller way than we are in our existing markets. But still a number five position across 50-plus counties in four states is pretty good place to be.

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Well, all of our business units are geared towards acquiring new clients. So growth is a key component to our strategy and everything we do at our company is geared towards creating shareholder value. So at the end of the day, if it doesn’t benefit the shareholders, it’s not something that we want to engage in. So to size it up, those are the pillars that our sales management system and our overall business model is built on.

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We engage in a geographic strategy. We have functionalized business units that are deployed in six geographic regions, including the two acquisitions. That’s important and it’s in the people section because we try to hire local people. We have local decision-making in those markets and we have leveraged the cross-functional efficiency of delivering the products and services with the geographic model, the community bank-type model where there’s a leader in that market that runs cross-functional meetings and makes sure that pricing and strategy and, you know, the credit acumen in that particular region is adjusted for that region. So you get a much better delivery channel.

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As you look at the proven ability to gain share, I mean, positioning the company as number three across that broad spectrum of counties that I talked about was critically important, so having the scale to be able to compete was important, and as I mentioned, when you perform in Baltimore and Cleveland, we’re still in the top five. So it’s a pretty good place to be. There’s a lot of upside for us in terms of growing, sharing those markets.

How have we done in the major metropolitan market in the past? I think the best case study is Pittsburgh. If you look at the Pittsburgh market, in particular, we grew from nowhere to number three deposit share in that market. It’s the 22nd largest MSA in the country, the 17th largest based upon deposit share. This is a very unique position for a bank our size to be in and I attribute our success to our acquisition strategy in that market and our ability to grow significantly, organically in that market. And the four areas that I mentioned earlier were critical to the success in positioning this company in the Pittsburgh MSA.

And many of the large competitors that exist in Pittsburgh exist in the other markets that we’re expanding into, and we’ll get into that in a little bit. So if you turn the page, I can share with you the strategy. A lot of people say, “Hey, what are you guys doing? You’re buying a bank on one side of your franchise and then you’re buying a bank on the other side.” And the reality is that plays right into our strategy.

Our strategy is to go after major metropolitan markets that look a lot like the Pittsburgh market where we have an entry point into the market where we can deploy what we believe to be a better business model. So expanding into Annapolis; Annapolis really was well-positioned for us in that portion of our footprint because it’s up between Baltimore and the D.C. market. So our ability to deploy commercial bankers throughout that region puts us in a pretty good spot to do that, to cover broad geography. And if you look at that circle around the Annapolis market, there are more than 50,000 companies based there.

So there’s quite a bit of opportunity for us to go after. And actually when you turn the page, you can see we actually – our entire acquisition strategy is centered around our core competency which is commercial banking. And if you look at the three markets that I mentioned, Cleveland, Pittsburgh and Baltimore, 30,000 companies with revenue above a million dollars, 175,000 businesses located in the three markets, three million households, seven million people.

So moving into those markets – now that we know that we can compete effectively in a large urban market with our model and Pittsburgh is the proof point for that, moving into those other markets and having a large quantity of prospects is really important to us because, as I’ve mentioned earlier, our strategy is to gain scale through market share gains. So we’re designed to go after prospects in these markets and having more prospects is important to us because we’re very selective about the type of credit that we’ll underwrite. So having the opportunity to compete in larger markets with more opportunity for us to win is important in our model and we’ve positioned ourselves very well to execute in those markets.

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And then the biggest area of focus for us is growing earnings per share which should be important to everybody here. So this particular slide shows, you know, 17 percent growth in the operating EPS year to year, and when you look at it, what this tells us we’ve had a great three-year track record of growing earnings per share and there were two acquisitions that took place over this period of time. So, you know, the model is working, the accretion is there, the organic growth is working, and I think we’ve been very thoughtful and strategic about what we’ve done and it has not penalized the shareholders so, you know, staying true to our focus in creating shareholder value.

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We look at where we’re positioning ourselves from a market perspective. I think we’re very well positioned. I think we’ve opened a door to a number of new opportunities for our bankers and, you know, focusing on Cleveland, Pittsburgh and Baltimore is a very, very good strategy, not ignoring the rest of our footprint because we have some other very nice markets that we illustrated on the other slide. It’s just the growth prospects are a little bit smaller in those markets.

We have a solid long-term investment thesis that we’ve delivered on, you can see it in the returns that we shared with you. And as we sit here today, I think we’re in a better position than we’ve ever been in to capitalize on the investment in the sales management system that we’ve deployed and the M&A activity that we’ve been engaged in, and I think there is a lot more that we can do. So that concludes my presentation and I’d be happy to answer any questions.

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Questioner:

And the question on the acquisition front. Just curious, I mean, it seems like you’ve built pretty good scale in the Pittsburgh area, but you mentioned you’re focused in Cleveland or Baltimore, do you think there’s opportunities there for you to kind of scale up your business in those markets?

Vincent J. Delie, Jr. - F.N.B. Corporation, President and Chief Executive Officer:

I do. I think as we look back through the presentation, again focusing on our core competency, where we’ve been very successful is attracting middle market borrowers to the company, providing them with a bunch of products and services that drives profitability for us. So, you know, having a larger quantity of commercial prospects to go after that really fits the bill from a credit perspective is really important for us. So being positioned in those two markets and opening the door for, you know, thousands of potential commercial prospects is exactly where we need to be.

And that actually carries all the way through the consumer side of the bank. You know, the private banking activities are really hinged on how many deals you bring in, in the middle market. So, you know, you bring in the middle market, borrower, the CFO and the CEO become private banking clients, the employees become retail clients to our workplace banking sessions and it all kind of evolves off of that.

The wealth cross-sell, the insurance cross-sell, all happens after you bring the client in. Treasury management sales happens upfront with our people in our culture. You know, that all follows. So being able to position yourself in markets where there are plenty of opportunities I think plays well for us.

Vincent J. Calabrese, Jr. - F.N.B. Corporation, Chief Financial Officer:

To add to that, too, in addition to organic loan growth when we look at Annapolis, just 22, 23 banks 300 million to 3 billion in that note market where the Virginia and Baltimore and D.C. So there’s continued opportunity there that we’ll be looking at over time and after that, in addition to the organic growth that Vince talked about.

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Interviewer:

I just had a follow up on the M&A question. You guys have this great currency, a strong currency, do you feel a sense of urgency to do M&A given your favorable competitive position relative to other metro buyers?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

I would say, does anybody have a deal in the room? No, I’m just kidding. Actually, our board is very conservative and we have some very bright board members who are involved in – you know, they run funds that invest in banks and so they’re very sophisticated. And I’ll reflect back on our strategy, our M&A strategy has not changed. We’re not in a rush to do anything. We’re going to make good strategic moves. Our currency has – we’ve always traded at a premium, you know, so we’ve always had a slight advantage in terms of our currency. And, you know, we look for recouping diminution of capital within a short period of time. So if we do a deal that has negative effect on our capital ratios, we look to recoup it within, you know, 24 months.

We look for EPS accretion in the first full year of operations. We look for internal rates of return that exceed our cost of capital. They’re well in excess of our cost of capital because we’re very efficient deployers of capital, you know, we need to make sure that we’re doing the absolute best thing for our shareholders. So we focus on that and our board focuses on that. So I would say that because of the investments we’ve made in the company and how we’ve positioned ourselves to continue to grow, I think we’ll be able to maintain our currency valuation and I think we’ll have a sustained advantage over others. You know, many banks lived off of bubbles. You know, the real estate bubble hid a lot of ugliness for a lot of financial institutions.

You know, I’ve said this the other day to somebody. You may laugh at me, but I’ve spent 25 years in my career slugging it out in no growth market. So we’ve not had many opportunities. Our team – you know, rust belt bankers. So we fight for every percent of share, you know, blood, sweat and tears. So it’s a different attitude within the organization. So we have to be better and we have to be better to compete against some of the larger competitors that we face. So as we move and as we grow and we become bigger and we can move into markets that grow, that actually grow, you know, we should do well. So I would expect that that valuation will continue.

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